 FORM 4                                                                                                         OMB Approval
                                             U.S.  SECURITIES AND EXCHANGE COMMISSION                     -------------------------
[ ] Check this box if no longer                     WASHINGTON, D.C. 20549                                OMB Number       3235-0287
    subject to Section 16. Form                                                                           Expires:  February 1, 1994
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                   Estimated average burden
    continue. See Instruction 1(b).                                                                       hours per response.... 0.5

         Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Person
                                                                                                to Issuer (Check all applicable)
Cain           Phillip        W.             Horizon Bancorp Inc of WV                         __X__ Director _____ 10% Owner
-------------------------------------------------------------------------------------------    _____ Officer (give title below)
(Last)        (First)       (Middle)     3. IRS or Social         4. Statement for             _____ Other (specify below)
                                            Security Number          Month/Year
Rt 1 Box 195                                of Reporting                          Feb 97
---------------------------------------     Person (Voluntary)  -------------------------
               (Street)                                           5. If Amendment,             --------------------------------
Marlinton WV 24954-9719                     ###-##-####              Date of Original
                                                                     (Month/Year)

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(City)          (State)          (Zip)       Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                    2.Transaction  3.Transaction  4.Securities Acquired(A)  5.Amount of  6.Owner- 7.Nature
   (Instr. 3)                             Date           Code           or Disposed of (D)      Securities   ship     of
                                          (Month/Day/    (Instr. 8)     (Instr. 3, 4, and 5)    Beneficially Form:    Indirect
                                          Year)                                                 Owned at End Direct   Bene-
                                                       ---------------------------------------- of Month     (D) or   ficial
                                                                     Amount  (A)    Price       (Instr. 3    Indirect Owner-
                                                        Code  V               or                and 4)       (I)      ship
                                                                             (D)                             (Instr.4)(Instr.4)
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Common Stock                             2/21/97           J           *133   A      14.25        3,745**       D     Self
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Common Stock                                                                                        168**       I     Spouse
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Common Stock                                                                                    72.6702**       I     Son
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (over)


FORM 4 (CONTINUED)       TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security  2.Conversion  3.Transaction  4.Transaction  5.Number of   6.Date Exer-      7.Title and Amount
  (Instr. 3)                    or Exercise   Date             Code         Derivative    cisable and       of Underlying
                                Price of                      (Instr. 8)    Securities    Expiration Date   Securities
                                Derivative     (Month/Day/                  Acquired (A)  (Month/Day/Year)  (Instr. 3 and 4)
                                Security         Year)                      or Disposed
                                                                            of (D)       --------------------------------------
                                                                            (Instr. 3,    Date     Expir-          Amount or
                                                                             4, and 5)    Exer-    ation    Title  Number of
                                                            ----------------------------- cisable  Date            Shares
                                                             Code     V    (A)    (D)
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 8.Price of    9.Number of      10.Ownership      11.Nature of
   Derivative    Derivative        Form of           Indirect
   Security      Securities        Derivative        Beneficial
   (Instr. 5)    Beneficially      Security;         Ownership
                 Owned at End      Direct (D) or     (Instr. 4)
                 of Month          Indirect (I)
                 (Instr. 4)        (Instr. 4)
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Explanation of Responses:
*  Exercise of stock options.                                               Phillip W. Cain                             3/7/97
** Increase in share amounts reflect a 100% stock dividend payable        ----------------------------------        ---------------
   December 15, 1996, to shareholders of record on December 1, 1996.        **Signature of Reporting Person              Date
** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.                                             POA on file
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                               Page 2